March 3, 2010

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: David L. Orlic, Esq., Examiner

RE: Intake Communications, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed February 2, 2010
    File No. 333-164651

Mr. Orlic:

         This letter responds to comments from the Staff (the "Staff") of the Securities and Exchange Commission(the "Commission") contained in the letter from the Staff to Intake Communications, Inc. (the "Company") dated March 1, 2010 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.


STAFF COMMENT 1:

Language on the bottom of page 25 appears to indicate that he offering will not be conducted on a fixed-price basis. However, disclosure appearing throughout the document indicates that the offering price is $0.01 per share. Please advise, or revise your disclosure.

RESPONSE:

We concur with the Staff and have updated the language on page 25 to reflect that the offering will be on a fixed-price basis at $0.01 per share.

STAFF COMMENT 2:

Please ensure that you have provided all disclosure required by Item 404(c)(1) of Regulation S-K. See Item 404(d)(2) of Regulation S-K. Please also provide any disclosure required by Item 401(g) of Regulation S-K.

RESPONSE:

We concur with the staff and have updated the principal stockholder section to reflect that Ron Warren is the only "parent" and "promoter" of the Company.

STAFF COMMENT 3:

Include the numbers and captions of the Part II items. The text of the items may be omitted provided that het answers are so prepared as to indicate the coverage of the item without the necessity of referring to the text of the item. If any item is inapplicable, or the answer is in the negative, make a statement to that effect. See Rule 404(d) of Regulation C.

RESPONSE:

We concur with the staff and have changed the Part II information to include numbers and captions for all of the Part II items.

STAFF COMMENT 4:

Provide in the part the disclosure required by Item 702 of Regulation S-K.

RESPONSE:

We concur with the staff and have included the disclosure required by Item 702 of Regulation S-K.

STAFF COMMENT 5:

Please ensure that Mr. Warren signs all future amendments to your registration statement in his individual capacity as an officer and director of the company, in addition to signing on behalf of the registrant.

RESPONSE:

We concur with the staff and Mr. Warren will sign all future amendments in his individual capacity as an officer and director of the company as well as on behalf of the registrant.

STAFF COMMENT 6:

In the paragraph of this agreement regarding payment, you state that the closing for any purchase of the shares might occur as much as 180 days after you receive payment for the shares. The risk factor and other disclosure in your prospectus does not appear to address this delay. Clarify the circumstances under which payment will be delayed, or otherwise advise us as to the meaning and/or purpose of this provision.

RESPONSE:

We concur with the staff and update the subscription agreement language such that the closing of the offering will occur within 90 days of going effective.

         We trust that you will find the foregoing responsive to the comments from the Staff. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 678-516-5910.

Sincerely,

/s/ Ron Warren
--------------
Ron Warren
Chief Executive Officer

Enclosure